UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Renewable Energy Group, Inc.
(Name of Issuer)

Equity, Common Stock
(Title of Class of Securities)

75972A301
(CUSIP Number)

Shahla Ali
Carlson Capital, L.P.
2100 McKinney Avenue
Dallas, TX 75201
(214) 932-9600

with a copy to:
George J. Mazin
Dechert LLP
1095 Avenue of the Americas
New York, NY  10036
(Name, Address and Telephone Number of Person
Authorizsed to Receive Notices and Communications)

May 31, 2016
Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(e), rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

(Page 1 of 16 Pages)
_________________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75972A301	SCHEDULE 13D	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,831,014 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,831,014 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,831,014 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
4.18%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 75972A301	SCHEDULE 13D	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSON Black Diamond Thematic Offshore Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,985,252 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,985,252 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,985,252 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
4.54%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 75972A301	SCHEDULE 13D	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSON Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 83,734 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 83,734 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,734 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
0.19%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 75972A301	SCHEDULE 13D	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,900,000 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,900,000 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,900,000 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
8.91%

14	TYPE OF REPORTING PERSON
PN; IA

CUSIP No. 75972A301	SCHEDULE 13D	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSON Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,900,000 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,900,000 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,900,000 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
8.91%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 75972A301	SCHEDULE 13D	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSON Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,900,000 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,900,000 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,900,000 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
8.91%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 75972A301	SCHEDULE 13D	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,900,000 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,900,000 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,900,000 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
8.91%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 75972A301	SCHEDULE 13D	Page 9 of 16 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the equity, common stock (“Common Shares”), of Renewable Energy Group, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 416 South Bell Avenue, Ames, Iowa 50010.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by: (i) Double Black Diamond Offshore Ltd., a Cayman Islands exempted company (“DOF”); (ii) Black Diamond Thematic Offshore Ltd., a Cayman Islands exempted company (“TOF”); (iii) Black Diamond Offshore Ltd., a Cayman Islands exempted company ("OFF" and together with DOF and TOF, the “Funds”); (iv) Carlson Capital, L.P., a Delaware limited partnership (“Carlson Capital”); (v) Asgard Investment Corp. II, a Delaware corporation and the general partner of Carlson Capital (“Asgard II”); (vi) Asgard Investment Corp., a Delaware corporation and the sole stockholder of Asgard II (“Asgard I”); and (vii) Clint D. Carlson, a citizen of the United States of America (“Mr. Carlson” and together with the Funds, Carlson Capital, Asgard II and Asgard I, the “Reporting Persons”). The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Asgard I and Asgard II are set forth in Appendix A attached hereto.

(b) The principal business address of each of the Reporting Persons is 2100 McKinney Avenue, Suite 1800, Dallas, TX 75201.

(c) The principal business of the Funds is to invest in securities. The principal business of Carlson Capital is to serve as the investment manager to the Funds and to certain managed accounts (the “Accounts”). The principal business of Asgard II is serving as the general partner of Carlson Capital. The principal business of Asgard I is serving as the sole stockholder of Asgard II. The principal occupation of Mr. Carlson is serving as President of Asgard II, Asgard I and Carlson Capital.

(d) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Carlson is a citizen of the United States.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Reporting Persons used approximately $66,452,665 (including brokerage commissions) in the aggregate to purchase the Common Shares reported in this Schedule 13D.

The source of the funds used to acquire the Common Shares reported herein is the working capital of the Funds and the Accounts and margin borrowings described in the following sentence. Such Common Shares are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Common Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing  the control or management of the Issuer. The Reporting Persons acquired the Common Shares because they believed that the Common Shares reported herein, when purchased, represented an attractive investment opportunity.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)–(j) of Item 4 of Schedule 13D. Consistent with their investment intent, the Reporting Persons engaged in conversations with the Company’s CEO regarding, among other things, changes to the Company’s Board of Directors (the “Board”). The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Common Shares reported herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Persons' investment in the Common Shares, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board of Directors, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, purchasing additional Common Shares or selling some or all of their Common Shares, engaging in hedging or similar transactions with respect to the Common Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 75972A301	SCHEDULE 13D	Page 10 of 16 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

The Reporting Persons may be deemed to beneficially own in the aggregate 3,900,000 Common Shares. Based upon a total of 43,716,170 Common Shares outstanding as of April 29, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the Securities and Exchange Commission on May 9, 2016, the Reporting Persons’ shares represent approximately 8.91% of the outstanding Common Shares.

Carlson Capital, Asgard II, Asgard I and Mr. Carlson have the power to vote and direct the disposition of (i) the 1,831,014 Common Shares reported herein as owned by DOF, (ii) the 1,985,252 Common Shares reported herein as owned by TOF, and (iii) the 83,734 Common Shares reported herein as owned by OFF.

(c) Information concerning transactions in the Common Shares effected by the Reporting Persons is set forth in Appendix B hereto and is incorporated herein by reference.

(d) Except as set forth herein, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividendg from, or the proceeds from the sale of, Common Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached hereto as Exhibit 1 and is incorporated by reference herein.

Except as set forth herein, there are no contracts, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Shares.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

1	Joint Filing Agreement, dated May 31, 2016.

CUSIP No. 75972A301	SCHEDULE 13D	Page 11 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: May 31, 2016

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND THEMATIC OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CUSIP No. 75972A301	SCHEDULE 13D	Page 12 of 16 Pages

Appendix A

DIRECTORS AND EXECUTIVE OFFICERS OF ASGARD I AND ASGARD II

    The following sets forth the name, position and principal occupation of each director and executive officer of Asgard I and Asgard II, respectively. Except as otherwise indicated, the business address of each director and officer is 2100 McKinney Avenue, Suite 1800, Dallas, TX 75201. To the best of the Reporting Persons' knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of Asgard I or Asgard II owns any Common Shares.
Asgard I

Name	Position	Principal Occupation	Citizenship

Clint Carlson	Director/President	Investment Manager	United States

Nancy Carlson	Secretary/Treasurer	Executive	United States

Asgard II

Name	Position	Principal Occupation	Citizenship

Clint Carlson	Director/President	Investment Manager	United States

Nancy Carlson	Secretary/Treasurer	Executive	United States

CUSIP No. 75972A301	SCHEDULE 13D	Page 13 of 16 Pages

Appendix B

TRANSACTIONS IN THE ISSUER'S COMMON SHARES BY THE REPORTING PERSONS

    The following tables set forth all transactions in the Common Shares efffected by any of the Reporting Persons, as applicable.  All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Double Black Diamond Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Sell	1,236.00	8.77	10,840.09	3/16/2016
Sell	19,259.00	8.63	166,197.70	3/16/2016
Sell	3,135.00	9.15	28,638.54	3/18/2016
Sell	484.00	9.11	4,389.39	3/18/2016
Sell	1,851.00	9.10	16,825.22	3/18/2016
Sell	16,625.00	9.41	156,402.92	3/30/2016
Sell	7,125.00	9.43	67,163.05	3/31/2016
Sell	12,873.00	9.49	122,066.84	4/1/2016
Sell	2,375.00	9.85	23,376.37	4/25/2016
Sell	7,125.00	9.84	69,894.72	4/25/2016
Sell	309.00	9.88	3,052.91	4/26/2016
Sell	1,820.00	9.88	17,981.57	4/26/2016
Sell	53.00	9.88	523.64	4/26/2016
Sell	51.00	9.88	503.88	4/26/2016
Sell	1,009.00	9.89	9,973.44	4/26/2016
Sell	5,921.00	9.89	58,526.01	4/26/2016
Sell	174.00	9.89	1,719.90	4/26/2016
Sell	164.00	9.89	1,621.05	4/26/2016
Sell	2,308.00	9.85	22,642.60	4/26/2016
Sell	13,545.00	9.85	132,883.03	4/26/2016
Sell	397.00	9.85	3,894.76	4/26/2016
Sell	376.00	9.85	3,688.74	4/26/2016
Sell	9,606.00	9.95	95,514.21	4/26/2016
Sell	56,371.00	9.95	560,507.16	4/26/2016
Sell	1,653.00	9.95	16,436.08	4/26/2016
Sell	1,566.00	9.95	15,571.02	4/26/2016
Sell	77.00	9.88	760.44	4/26/2016
Sell	455.00	9.88	4,493.56	4/26/2016
Sell	13.00	9.88	128.39	4/26/2016
Sell	12.00	9.88	118.52	4/26/2016
Sell	23,537.00	9.90	232,860.58	4/27/2016
Sell	14,250.00	9.90	140,490.52	4/27/2016
Sell	57,908.00	9.92	573,873.12	4/28/2016
Sell	2,645.00	9.92	26,212.17	4/28/2016
Sell	34,539.00	9.92	342,284.38	4/28/2016
Sell	6,774.00	9.79	66,318.05	4/28/2016
Sell	310.00	9.79	3,034.92	4/28/2016
Sell	4,040.00	9.79	39,551.95	4/28/2016
SellShort	45,000.00	9.32	419,413.35	5/3/2016
Buy	5,719.00	9.32	53,343.98	5/19/2016
Buy	44,267.00	8.59	380,625.37	5/26/2016
Buy	21,998.00	8.40	184,833.79	5/26/2016
Buy	43,995.00	8.87	390,182.85	5/26/2016
Buy	65,993.00	9.19	606,812.24	5/26/2016
Buy	10,999.00	9.42	103,610.58	5/26/2016
Buy	21,998.00	9.45	208,321.06	5/26/2016
Buy	54,994.00	9.46	520,259.74	5/26/2016
CoverShort	135,000.00	9.37	1,264,855.50	5/26/2016
CoverShort	302,200.00	9.19	2,779,605.38	5/26/2016
CoverShort	17,800.00	9.40	167,658.20	5/26/2016
Sell	8,000,000.00	95.00	7,702,055.56	5/27/2016

CUSIP No. 75972A301	SCHEDULE 13D	Page 14 of 16 Pages

Black Diamond Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Sell	56.00	8.77	491.13	3/16/2016
Sell	870.00	8.63	7,507.77	3/16/2016
Sell	142.00	9.15	1,297.18	3/18/2016
Sell	22.00	9.11	199.52	3/18/2016
Sell	84.00	9.10	763.54	3/18/2016
Sell	751.00	9.41	7,065.18	3/30/2016
Sell	322.00	9.43	3,035.29	3/31/2016
Sell	582.00	9.49	5,518.75	4/1/2016
Sell	107.00	9.85	1,053.17	4/25/2016
Sell	322.00	9.84	3,158.75	4/25/2016
Sell	1.00	9.88	9.88	4/26/2016
Sell	2.00	9.88	19.76	4/26/2016
Sell	96.00	9.88	948.47	4/26/2016
Sell	2.00	9.88	19.76	4/26/2016
Sell	1.00	9.89	9.88	4/26/2016
Sell	7.00	9.89	69.19	4/26/2016
Sell	312.00	9.89	3,083.95	4/26/2016
Sell	8.00	9.89	79.08	4/26/2016
Sell	2.00	9.85	19.62	4/26/2016
Sell	15.00	9.85	147.16	4/26/2016
Sell	715.00	9.85	7,014.50	4/26/2016
Sell	17.00	9.85	166.78	4/26/2016
Sell	11.00	9.95	109.38	4/26/2016
Sell	64.00	9.95	636.37	4/26/2016
Sell	2,974.00	9.95	29,571.03	4/26/2016
Sell	73.00	9.95	725.85	4/26/2016
Sell	1.00	9.88	9.88	4/26/2016
Sell	1.00	9.88	9.88	4/26/2016
Sell	25.00	9.88	246.89	4/26/2016
Sell	1,063.00	9.90	10,516.67	4/27/2016
Sell	645.00	9.90	6,359.04	4/27/2016
Sell	275.00	9.92	2,725.27	4/28/2016
Sell	1,444.00	9.92	14,310.16	4/28/2016
Sell	959.00	9.92	9,503.77	4/28/2016
Sell	1,620.00	9.92	16,054.34	4/28/2016
Sell	31.00	9.79	303.49	4/28/2016
Sell	170.00	9.79	1,664.31	4/28/2016
Sell	111.00	9.79	1,086.71	4/28/2016
Sell	188.00	9.79	1,840.53	4/28/2016
Buy	279.00	9.32	2,602.38	5/19/2016
Buy	2,161.00	8.59	18,581.14	5/26/2016
Buy	1,074.00	8.40	9,024.07	5/26/2016
Buy	2,148.00	8.87	19,050.18	5/26/2016
Buy	3,221.00	9.19	29,617.41	5/26/2016
Buy	537.00	9.42	5,058.54	5/26/2016
Buy	1,074.00	9.45	10,170.78	5/26/2016
Buy	2,684.00	9.46	25,391.44	5/26/2016

CUSIP No. 75972A301	SCHEDULE 13D	Page 15 of 16 Pages

Black Diamond Thematic Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Sell	1,309.00	8.77	11,480.34	3/16/2016
Sell	20,416.00	8.63	176,182.14	3/16/2016
Sell	3,323.00	9.15	30,355.94	3/18/2016
Sell	514.00	9.11	4,661.46	3/18/2016
Sell	1,963.00	9.10	17,843.28	3/18/2016
Sell	17,624.00	9.41	165,801.21	3/30/2016
Sell	7,553.00	9.43	71,197.56	3/31/2016
Sell	13,645.00	9.49	129,387.25	4/1/2016
Sell	2,518.00	9.85	24,783.89	4/25/2016
Sell	7,553.00	9.84	74,093.31	4/25/2016
Sell	437.00	9.88	4,317.55	4/26/2016
Sell	88.00	9.88	869.43	4/26/2016
Sell	1,783.00	9.88	17,616.01	4/26/2016
Sell	58.00	9.88	573.03	4/26/2016
Sell	1,424.00	9.89	14,075.51	4/26/2016
Sell	290.00	9.89	2,866.51	4/26/2016
Sell	5,803.00	9.89	57,359.67	4/26/2016
Sell	187.00	9.89	1,848.40	4/26/2016
Sell	3,258.00	9.85	31,962.56	4/26/2016
Sell	662.00	9.85	6,494.53	4/26/2016
Sell	13,275.00	9.85	130,234.19	4/26/2016
Sell	430.00	9.85	4,218.51	4/26/2016
Sell	13,557.00	9.95	134,799.73	4/26/2016
Sell	2,757.00	9.95	27,413.35	4/26/2016
Sell	55,245.00	9.95	549,311.13	4/26/2016
Sell	1,788.00	9.95	17,778.41	4/26/2016
Sell	110.00	9.88	1,086.35	4/26/2016
Sell	22.00	9.88	217.27	4/26/2016
Sell	447.00	9.88	4,414.56	4/26/2016
Sell	14.00	9.88	138.26	4/26/2016
Sell	24,951.00	9.90	246,849.82	4/27/2016
Sell	15,105.00	9.90	148,919.96	4/27/2016
Sell	519.00	9.92	5,143.34	4/28/2016
Sell	60,826.00	9.92	602,790.75	4/28/2016
Sell	39,456.00	9.92	391,012.25	4/28/2016
Sell	61.00	9.79	597.20	4/28/2016
Sell	7,115.00	9.79	69,656.46	4/28/2016
Sell	4,616.00	9.79	45,191.04	4/28/2016
Buy	7,002.00	9.32	65,311.15	5/19/2016
Buy	54,190.00	8.59	465,947.30	5/26/2016
Buy	26,928.00	8.40	226,257.14	5/26/2016
Buy	53,857.00	8.87	477,646.97	5/26/2016
Buy	80,786.00	9.19	742,835.35	5/26/2016
Buy	13,464.00	9.42	126,830.88	5/26/2016
Buy	26,928.00	9.45	255,008.16	5/26/2016
Buy	67,322.00	9.46	636,886.32	5/26/2016

CUSIP No. 75972A301	SCHEDULE 13D	Page 16 of 16 Pages

Exhibit 1

 JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

    The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: May 31, 2016

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND THEMATIC OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President